Exhibit 99.1

Inspira Technologies Announces First Half 2021 Financial Results and Provides Business Update

▪	Ended the first half of 2021 with cash and cash equivalents of $4,355,000
▪	On the path to develop potential strategic collaborations for Inspira's key components of the ART system
▪	By the year end, the Company expects to increase its workforce by up to 100%

Ra’anana, Israel / August 13, 2021/ -- Inspira Technologies OXY B.H.N. Ltd (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), a specialty medical device company engaged in the research, development, manufacturing and marketing of proprietary respiratory support technologies, announced today its financial results as of and for the six months ended June 30, 2021. The Company has also released a corporate update.

"In order to achieve our Go-To-Market objective, we are exploring potential partnerships with leading medical device companies, manufacturers, and distributors" said Dagi Ben-Noon, Inspira's CEO and one of its Co-Founders. "We estimate that our Augmented Respiration Technology (ART) system has a total potential addressable market of $25 billion. We plan to target the 20 million patients admitted to Intensive Care Units (ICUs) each year who are being placed on mechanical ventilation. We have developed a “razor, razor blade” business model, under which we expect disposable sales to grow with the future mass deployment of our ART system" Mr. Ben-Noon added.

First Half 2021 and Subsequent Corporate Highlights

▪	Completed a successful initial public offering (the “IPO”) on the Nasdaq Capital Market of the Company’s ordinary shares and certain warrants under the ticker symbols “IINN” and “IINNW”, respectively, raising gross proceeds of $16 million.

▪	The Company introduced an innovative microbubbles platform with the potential to extend oxygenation and prevent blood clotting when integrated into the ART system. This new technology is being developed through collaborative research with Ben-Gurion University of the Negev.

▪	The Company announced the expansion of its Medical Advisory Board with the appointment of Dr. Dekel Stavi, M.D., an intensive care physician and thought leader in blood oxygenation technology. Dr. Stavi is currently on staff at the Interdepartmental Division of Critical Care, University of Toronto.

▪	By the year end, the Company plans to increase its workforce by up to 100%. New employees will be recruited to support the expansion and further development of the Company’s activities and capabilities.

Financial Results for the Six Months Ended June 30, 2021

▪	Cash, cash equivalents, and short-term bank deposits were $4,355,000 as of June 30, 2021, compared to $496,000 as of December 31, 2020. The increase mainly reflects proceeds received from certain investments through the convertible loan agreements (the “CLAs”) and simple agreements for future equity (the “SAFEs”).

▪	Research and development expenses for the six months ended June 30, 2021 were $1,104,000, compared to $1,456,000 for the corresponding period in 2020. The decrease is a result of lower share-based compensation expenses, partially offset by the Israeli Innovation Authority’s coverage of certain development expenses.

▪	Marketing expenses for the six months ended June 30, 2021 were $244,000. As opposed to 2020, in 2021, the Company focused on marketing, brand awareness and exploring Go-To-Market capabilities.

▪	General and administrative expenses for the six months ended June 30, 2021 were $1,210,000, compared to $840,000 for the corresponding period in 2020. The increase is attributed to corporate expenses, legal and professional fees in preparation for the IPO as well as capital raising fees for the CLA and SAFE agreements.

▪	Finance expense for the six months ended June 30, 2021 was $5,732,000, compared to $2,052,000 for the corresponding period in 2020. The increase is attributed to change of $5,471,000 in the fair value of the convertible notes and warrants.

▪	Net loss for the six months ended June 30, 2021 was $8,290,000, compared to a net loss of $4,348,000 for the six months ending June 30, 2020.

▪	As of June 30, 2021, shareholders equity totaled $9,565,000, compared to $1,704 as of December 31, 2020.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (ART), which it believes will elevate and stabilize patient oxygen saturation levels. The Company’s ART technology potentially allows patients to remain awake during treatment while minimizing the use of the highly invasive, risky and costly mechanical ventilation systems that require medically induced coma. The Company’s product has not yet been tested or used in humans and has not been approved by the U.S. Food and Drug Administration (FDA).

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, the Company is using forward-looking statements when it discusses that Inspira is exploring potential partnerships with leading medical device companies, manufacturers, and distributors, that Inspira is planning to target the 20 million patients admitted to ICUs each year who are being placed on mechanical ventilation, that the Company’s disposable sales are expected to grow with the future mass deployment of its ART system, and that the Company plans to increase its workforce by up to 100%. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

UNAUDITED CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(US dollars in thousands)

	June 30,	December 31,
	2021	2020
	Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	4,355	496
Other accounts receivable	1,228	188
Total current assets	5,583	684

Non-Current Assets:
Right of use assets, net	232	258
Property, plant and equipment, net	79	45
Total non-current assets	311	303
Total Assets	5,894	987

	June 30,	December 31,
	2021	2020
	Unaudited
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Trade accounts payables	9	3
Other accounts payable	467	549
Lease liabilities	206	180
Warrants and convertible note	14,282	219
Total current liabilities	14,964	951

Non-Current Liabilities:
Lease liabilities	37	95
Convertible note	-	1,273
Loan from the Israeli Innovation Authority	458	372
Total non- current liabilities	495	1,740

Deficit:
Share capital and premium	8,091	8,053
Foreign exchange reserve	(668)	(635)
share base compensation	3,138	2,714
Accumulated deficit	(20,126)	(11,836)
Total deficit	(9,565)	(1,704)
Total Liabilities And Deficit	5,894	987

UNAUDITED CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(US dollars in thousands)

	Six month period ended June 30,	Six month period ended June 30,
	2021	2020
	Unaudited	Unaudited
Research and development expenses	1,104	1,456
Marketing expenses	244	-
General and administrative expenses	1,210	840
Operating loss	2,558	2,296
Finance expense	5,732	2,052
Loss before tax	8,290	4,348
Taxes on income	-	-
Loss for the period	8,290	4,348
Other comprehensive loss, net of tax:
Items that will not be reclassified to profit or loss:
Exchange losses arising on translation to presentation currency	33	15
Total comprehensive loss for the period	8,323	4,363

CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(US dollars in thousands)

For the six month period ended June 30, 2021 (Unaudited):

	Share capital	Adjustments arising from translating financial operation	Grant options	Accumulated deficit	Total
Balance at January 1, 2021	8,053	(635)	2,714	(11,836)	(1,704)
Changes during the period:
Loss for the year	-	-	-	(8,290)	(8,290)
Other comprehensive loss	-	(33)	-	-	(33)
Total comprehensive loss	-	(33)	-	(8,290)	(8,323)
Options Exercise	38	-	(38)	-	-
Share base compensation	-	-	462	-	462
Balance at June 30, 2021	8,091	(668)	3,138	(20,126)	(9,565)